For period ending (a) December 31, 1998
File Number (c) 811-4661



                          SUB-ITEM 77J


     Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certifies Public Accountants' Statement of Position 93-2:
     Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease undistributed net investment income by $4,015,166, decrease accumulated net realized loss on investments by $4,460,978, and decrease paid in capital in excess of par by $445,812 for foreign currency losses realized and recognized during the year ended December 31, 1998. Net investment income, net realized gains and net assets were not affected by this change.